February 26, 2025

Amit Takur
Chief Executive Officer
Robot Consulting Co., Ltd.
Le Graciel Building 2, 6th Floor
5-22-6 Shinbashi, Minato Ward
Tokyo, 105-0005, Japan

        Re: Robot Consulting Co., Ltd.
            Registration Statement on Form F-1
            Filed February 12, 2025
            File No. 333-284875
Dear Amit Takur:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. Please revise the cover page to disclose the size of the underwriters' over-allotment option.
Dilution, page 37

2. Please revise to state that you have a net tangible deficit rather than net tangible book value for the period presented.
 February 26, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Mitchell Austin at 202-551-
3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ying Li